Exhibit 4.2

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

March 29, 2019

Certificate Number:	SR-	Number of Subscription Receipts:

SUBSCRIPTION RECEIPTS

Convertible for shares of common stock and warrants of McEwen Mining Inc.

THIS IS TO CERTIFY THAT, for value received,         (the “holder”) is the registered holder of the number of Subscription Receipts specified above and is thereby entitled, without payment of any additional consideration, to receive McEwen Mining Shares and McEwen Mining Warrants after the date of the McEwen Mining Meeting if the McEwen Mining Shareholder Approval is obtained at the meeting, on the basis of one McEwen Mining Share and one-half of one (1/2) McEwen Mining Warrant for each Subscription Receipt.

This Subscription Receipt Certificate represents Subscription Receipts of McEwen Mining issued under the provisions of a subscription receipt agreement (the “Subscription Receipt Agreement”) dated as of March       , 2019 between McEwen Mining and Subscriber.

The rights of the Subscription Receiptholder, and the terms and conditions upon which the Subscription Receipts are issued and the McEwen Mining Shares and McEwen Mining Warrants are to be issued upon the conversion of the Subscription Receipts, are set out in the Subscription Receipt Agreement.

Capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning given to those capitalized terms in the Subscription Receipt Agreement.

IN WITNESS WHEREOF McEwen Mining has executed this Subscription Receipt Certificate as of the day, month and year first above written.

MCEWEN MINING INC.

By:
Name:
Title: